UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-49885

The Brand House Collective, Inc.
(Exact name of registrant as specified in its charter)

5310 Maryland Way Brentwood, Tennessee 37027 (615) 872-4800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

* Effective April 2, 2026, pursuant to and in accordance with the Agreement and Plan of Merger, dated as of November 24, 2025, by and among the Registrant, Bed Bath & Beyond, Inc. (“BBBY”) and Knight Merger Sub II, Inc., a wholly owned subsidiary of BBBY (“Merger Sub”), Merger Sub merged with and into the Registrant, with the Registrant surviving such merger as a wholly owned subsidiary of BBBY.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, The Brand House Collective, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

THE BRAND HOUSE COLLECTIVE, INC.

Date:	April 13, 2026	By:	/s/ Michael W. Sheridan
Name: Michael W. Sheridan
Title: Senior Vice President, General
Counsel and Corporate Secretary